

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2022

John Morgan
Chief Executive Officer
Lee Pharmaceuticals, Inc.
11 N Water Street
Mobile, AL 36602

> **Re: Lee Pharmaceuticals, Inc.**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed December 1, 2022**
> **File No. 024-11991**

Dear John Morgan:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 1, 2022 letter.

Amendment No. 1 to Form 1-A filed December 1, 2022

Risk Factors
Risks Related to the Company and Its Business, page 10

1. To the extent material, please provide risk factor disclosure regarding your transactions involving cryptocurrency. Describe any material risks to your business from the possibility of regulatory developments related to crypto assets. Please also describe any material risks related to the safeguarding your or your customers' crypto assets. Describe any material risks to your business and financial condition if the third party provider that you use for payments has ineffective policies and procedures surrounding the safeguarding of crypto assets, conflicts of interest, or comingling of assets.

We are not considered a "Covered Entity"..., page 10

2.   Notwithstanding your assertion that there is no material risk that HIPAA or other similar laws related to the storage of health information could apply to your business, please revise your discussion here to clarify that this position reflects the belief of your management. Address the applicability of other rules and regulations relating to your storage and tracking of unique health information of potential users, and discuss any related risks to the company and to investors. If there are no such material risks, consider moving this disclosure to your Description of Business section. See Item 7(a)(1)(vi) of Form 1-A.

Description of Business
Corporate History, page 22

3.   We note your response to prior comment 2. Please add the information set forth in your response letter describing the rationale for the acquisition of Accelerate Global Market Solutions Corp. to the disclosure in the offering statement.

Description of Securities
Series A Preferred Stock, page 29

4.   We note your response to prior comment 5. Please revise your disclosure in the offering statement to include the information set forth in your response letter explaining the mechanism by which holders of the Series A Preferred Stock control 60% of the voting power.

  You may contact Lauren Pierce, Staff Attorney, at (202) 551-3887 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any questions.

                                                    Sincerely,

                                                    Division of Corporation Finance
                                                    Office of Technology

cc: Jeff Turner